UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934


                                  Talk.com Inc.
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                                (Name of Issuer)


                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)


                                   0008742641
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                                 (CUSIP Number)


                                 August 30, 1999
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             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[ X ] Rule 13d-1(c)
[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1)       Name of Reporting Person
         I.R.S. Identification No. of Above Person (entities only)

         Daniel Borislow

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2)       Check the Appropriate Box if a Member of a Group:  Not applicable
         (a)      [   ]
         (b)      [   ]

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3)       SEC Use only

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4)       Citizenship or Place of Organization:

         U.S.

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Number of Units Beneficially owned by Each Reporting Person with:

5)       Sole voting Power:                           2,337,942

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6)       Shared Voting Power                          1,200,000

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7)       Sole Dispositive Power:                      2,337,942

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8)       Shared Dispositive Power:                    1,200,000

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9)       Aggregate Amount Beneficially

         owned by Each Reporting Person:              3,537,942*

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10)      Check if the Aggregate Amount in Row (9) Excludes Certain Shares: [  ]

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11)      Percent of Class Represented by Amount in Row (9):      5.8%

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12)      Type of Reporting Person:   IN

* Includes 103,900 shares of common stock issuable upon the conversion of the Company's 4.5% notes. Excludes any stock purchase rights issued by the Company to holders of record on December 31, 1998.


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SCHEDULE 13G

ITEM 1.     (a)   Name of Issuer:

                  Talk.com Inc.

            (b)   Address of Issuer's Principal Executive Offices:

                  12020 Sunrise Valley Drive
                  Reston, VA  22091

ITEM 2.     (a)   Name of Person Filing:

                  Daniel Borislow

            (b)   Address of Principal Business Office, or, if none, Residence:

                  830 South Ocean Boulevard
                  Palm Beach, FL  33480

            (c)   Citizenship:

                  U.S.

            (d)   CUSIP Number:

                  0008742641

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

    (a) [ ] Broker or dealer registered under Section 15 of the Act

    (b) [ ] Bank as defined in Section 3(a)(6) of the Act

    (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act

    (d) [ ] Investment Company registered under Section 8 of the Investment Company Act

    (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

    (f) [ ] Employee   Benefit   Plan,   Pension  Fund   which is subject to the
    provisions of the Employee  Retirement  Income   Security  Act  of  1974  or
    Endowment Fund; see Section 401.13d-1(b)(1)(ii)(F)

    (g) [ ] Parent     Holding   Company,    in    accordance    with    Section
    240.13d-1(b)(1)(ii)(G) (Note: See Item 7)

    (h) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

ITEM 4.     Ownership.

            Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

            (a)  Amount beneficially owned:

                   3,537,942*

            (b)  Percent of class:

                   5.8%

            (c)  Number of shares as to which such person has:

                   (i)   sole power to vote or direct the vote:

                   2,337,942

                   (ii)  shared power to vote or direct the vote:

                   1,200,000

                   (iii) sole power to dispose or to direct the disposition of:

                   2,337,942

                   (iv)  shared power to dispose or direct the disposition of:

                   1,200,000

* Includes 103,900 shares of common stock issuable upon conversion of the Company's 4.5% notes. Excludes any stock purchase rights issued by the Company to holders of record on December 31, 1998.

ITEM 5.     Ownership of Five Percent or less of a class:

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.     Ownership of More than Five Percent on Behalf of Another Person:

                 Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                 Not applicable.

ITEM 8.     Identification and Classification of Members of the Group

                 Not applicable.

ITEM 9.     Notice of Dissolution of Group

                 Not applicable.

ITEM 10.    Certification and Signature.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              DANIEL BORISLOW


                                             /S/ DANIEL BORISLOW
                                             --------------------------
                                             Date: September 9, 1999